UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Limor Ganot, co-CEO

Yehuda van der Walde, CFO

Toll-free telephone from U.S. and Canada: 888-572-4698

Telephone from rest of world: 972-9-961-8504

Fax: 972-9-961-8636

Email: cfo@bsi.co.il

ALON BLUE SQUARE ISRAEL LTD. (NYSE:BSI) ANNOUNCES THE FINANCIAL RESULTS FOR THE FOURTH QUARTER OF 20131

March 27, 2014 – Yakum -

*	An improvement of 70% in operating income in this quarter amounting to NIS 30 million compared to NIS 17.5 million in the corresponding quarter stems from an improvement in all operating segments.

*	In the Fueling and Commercial sites segment: a sharp increase in the operating profit to NIS 27 million, an increase of 87% compared to the corresponding quarter.

*	BSRE maintains an impressive and stable profitability. Completed two projects in this quarter that are expected to increase the operating income of the segment by 40% annually.

*	In the Supermarkets segment: continuous improvement in the profitability of Mega from quarter to quarter in the course of the year. The EBITDA amounted in this quarter to NIS 67 million (4.5% of the revenues).

*	In the Non food segment: a decrease of 41% in operating loss compared to the corresponding quarter.

*	Cash flows from operating activity for 2013 amounted to NIS 605 million.

*	After the balance sheet date, the transaction of selling the control of Kfar Hasha'shuim was completed.

1 Effective January 1, 2013, the Company applies IFRS 11 "Joint Arrangements" (IFRS 11 or the Standard). IFRS 11 is to be applied retrospectively in financial statements for annual periods such that comparative figures are restated. According to the Standard, investments in jointly controlled entities (Joint ventures) are no longer to be proportionately consolidated but rather the company's investments in these ventures should be presented according to the equity method of accounting. Investments in joint operations shall continue to be consolidated under the proportionate consolidation method in the Company's consolidated financial statements. For the effect of the adoption as of December 31, 2012, and for the year ending on that date on the assets, liabilities, equity, results and cash flows of the Company, see further details in this report below.

1

Consolidated Results:

	2013
In millions of NIS	Second half	First half	%
Net revenues	5,847	6,039	(3.2)%
Gross profit	1,317	1,301	1.2%
Operating profit before other gains and losses	67	33	103.0%
Operating profit before financial expenses	117	37	216.2%

Segment Profits:

	2013
Operating Profit[2] in millions of NIS	Q4 /13	Q4/12
Fueling and Commercial sites	27.2	14.5
Supermarkets	28.7	38.7
Non-Food (from continuing operations)	(7.9)	(13.4)
Real Estate	3.8	6.4
Adjusted EBITDA	102.7	96.2

Comments of Management

Mrs. Limor Ganot, co-CEO

Dor Alon continues to present this quarter an improvement in the business results despite the increased competition in the market. Under the actions taken by the Company to improve areas and assets, a land allocation was approved (subject to several conditions) in the context of a joint company under its ownership in equal shares to a third party, along the coastal highway in the southern region of Herzeliya for the establishment of a project in a scope of 52,000 sq.m which is mainly designated for employment. In addition, Dor Alon expands its activity in the natural gas segment by entering into an agreement for the purchase of natural gas from the partners in Tamar partnership in a scope of U.S. $85 million over a period of 7 years subject to receiving the approval of the Anti Trust Authority.

Mega is in the process of implementing its strategic plan which resulted in a gradual improvement in its results between quarters in the course of 2013. The chain completed currently the conversion of 11 branches into the new discount chain "YOU", a chain committed to low prices, freshness and real partnership with the customers reaching a national deployment from Acre in the north to Dimona in the south. In addition, Mega launched in this quarter the price lowering of 1,000 products in "Mega in Town" in order to reduce the difference between the cost of the neighborhood basket and the basket in the discount chains.

At the same time, it continues to implement its additional stages in the strategic plan that includes the construction of a logistics center and adjustment of selling spaces while reducing spaces in certain branches what is expected to result in material savings in costs.

2 Operating profit (before other gains and losses, changes in fair value of investment property and share in gains of associates) (hereinafter - Operating profit before gains and losses).

2

The Supermarket segment presents a continuous improvement throughout the year as shown below.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating profit in NIS million	(3.0)	11.0	23.7	28.7
Operating profit margin	(0.2)%	0.7%	1.5%	1.9%

BSRE continues to present an improvement in its current activity and maintains the development momentum. In the reported period, two projects were completed – the construction of a floor in Hadar mall in Jerusalem with an area of 12,000 sq.m (the Company's share 50%) and a new commercial center in Rechasim spanning over an area of 2,600 sq.m. These projects are expected to contribute to an increase in the Company's operating income. We are proud and congratulate the election of BSRE CEO, Mr. Zeev Stein, one of the 50 most appreciated CEOs in the market.

Diners continues to show good results and recorded in 2013 a profit of NIS 41 million. In 2014, courses of action are planned to provide a significant value to the card from the customer's perspective, alongside activities to increase the acceptance of the card in business establishments. These measures are expected to improve the Company's results in the mid range and will certainly improve the YOU credit club.

This year, tens of thousands of new customers joined YouPhone, the cellular network that provides its customers low prices with the best service. We indicate that the establishment costs of the company and customer acquisition costs are not capitalized and are included in the Company's operating expenses. YouPhone is a key factor in increasing customer loyalty in Mega and Dor Alon chains and contributes to the profitability of these companies.

In the Non Food segment, in the fourth quarter, Na'aman completed the process of converting Sheshet stores to Na'aman stores while exiting unprofitable stores. As a result, this quarter and 2013 included onetime expenses for store conversions and realization of Sheshet inventories that are characterized with lower gross profit. We are starting 2014 after the completion of the reorganization of Na'aman group and believe that the investment in 2013 will start showing its signals.

After the balance sheet date, the sale of control in Kfar Hasha'shuim was completed.

3

Results for the fourth quarter of 20133

Gross revenues

Revenues (including government levies) in the fourth quarter of 2013 amounted to NIS 3,607.3 million (U.S. $1,039.3 million) as compared to revenues of NIS 3,794.7 million in the comparable quarter last year, a decrease of 4.9% mainly from Fueling and Commercial sites segment due to decrease in the prices of fuel.

Revenues from sales, net

Revenues of the Fueling and Commercial sites segment – amounted in this quarter to NIS 1,243.1 million (U.S. $358.1 million) as compared to NIS 1,398.7 million in the corresponding quarter last year, a decrease of 11.1%. The main decrease was due to decrease in fuel prices, and was partly offset by an increase in the sales of convenience stores.

Revenues of the Supermarkets segment – amounted in this quarter to NIS 1,495.4 million (U.S. $430.8 million) as compared to NIS 1,588.4 million in the corresponding quarter last year. The decrease in sales mainly derived from a 5% decline in selling spaces as a result of closing branches and a decrease of 2.6% in the same store sales (SSS) in this quarter compared to the corresponding quarter.

Revenues of the Non-Food segment – amounted in this quarter to NIS 77.3 million (U.S. $22.3 million) similar to the corresponding quarter.

Revenues of the Real Estate segment – amounted in this quarter to NIS 9.2 million (U.S. $2.7 million) as compared to NIS 8.6 million in the corresponding quarter last year, an increase of 7%. The increase in rental income in this quarter mainly derives from increase in rented spaces to external parties.

Gross profit in the fourth quarter of 2013 amounted to NIS 631.6 million (U.S. $182.0 million) (22.3% of revenues) as compared to gross profit of NIS 658.6 million (21.4% of revenues) in the comparable quarter last year. The decrease in the gross profit compared to the corresponding quarter last year was mainly due to the decrease in the gross profit in the Supermarkets segment and was partly offset by an increase in the Fueling and Commercial Sites segment.

3 The Company operates in four reportable segments: Fueling and Commercial sites, Supermarkets, Non Food retail and wholesale and Real Estate. Segmental information is included in this report below.

4

In the Fueling and Commercial sites segment, gross profit amounted to NIS 195.6 million (U.S. $56.4 million), (15.7% of revenues) compared to NIS 181.7 million in the comparable quarter last year (13.0% of revenues), an increase of 7.6%. The increase in the gross profit mainly derived from decrease in inventory losses in this quarter compared to the corresponding quarter last year as a result of a decrease in fuel prices, and from an increase in the gross profit of the retail activity.

In the Supermarkets segment, gross profit amounted to NIS 393.1 million (U.S. $113.3 million), (26.3% of revenues) compared to NIS 440.9 million in the corresponding quarter (27.8% of revenues), a decrease of 10.8%. The decrease in gross profit mainly derives from decrease in sales and from actions taken by the Company to reduce sale margins.

In the Non Food segment, gross profit amounted to NIS 33.6 million (U.S. $9.7 million), (43.5% of revenues) compared to NIS 30.4 million in the comparable quarter last year (39.4% of revenues), an increase of 10.5%. The increase in gross profit mainly derives from an increase of the gross profit margin following the transition of Sheshet stores from franchise to self-operation under the Na’aman brand.

Selling, general and administrative expenses in the fourth quarter of 2013 amounted to NIS 601.9 million (U.S. $173.4 million) (21.2% of revenues), compared to expenses of NIS 641.1 million (20.8% of revenues) in the comparable quarter last year.

In the Fueling and Commercial sites segment, selling, general and administrative expenses amounted to NIS 168.4 million (U.S. $48.5 million) compared to NIS 164.7 million in the comparable quarter last year, an increase of 2.2%, mainly from opening new sites.

In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 364.4 million (U.S. $105.0 million) compared to expenses of NIS 402.3 million in the corresponding quarter, a decrease of 9.4% in expenses that mainly derives from efficacy measures and reduced selling spaces.

In the Non Food segment, selling, general and administrative expenses amounted to NIS 41.5 million (U.S. $12.0 million) compared to NIS 43.7 million in the corresponding quarter, a decrease of 5.0% in expenses that mainly derives from closing branches in Sheshet chain and efficacy measures.

In the Real Estate segment, selling, general and administrative expenses amounted to NIS 5.4 million (U.S. $1.6 million) compared to NIS 2.2 million in the fourth quarter of 2012. The increase in costs mainly derived from costs relating to asset maintenance and operation.

5

Operating profit (before other gains and losses) in the fourth quarter of 2013 amounted to NIS 29.7 million (U.S. $8.6 million) (1.0% of revenues) as compared to NIS 17.5 million (0.6% of revenues) in the comparable quarter last year, an increase of 69.7%. The increase in the operating profit was mainly due to increase in the operating profit in the Fueling and Commercial Sites segment.

In the Fueling and Commercial sites segment, operating profit in this quarter amounted to NIS 27.2 million (U.S. $7.8 million) compared to NIS 14.5 million in the corresponding quarter, an increase of 87.6%. The increase in operating profit mainly derives from lower inventory losses in this quarter compared to the corresponding quarter last year.

In the Supermarkets segment, operating profit amounted to NIS 28.7 million (U.S. $8.3 million) compared to operating profit of NIS 38.7 million in the comparable quarter last year, a decrease of 25.8%. The decrease in operating profit derived from a decrease in selling spaces and decrease in gross profit margin as a result of the beginning of the impact of the new strategic plan.

In the Non Food segment, operating loss amounted to NIS 7.9 million (U.S. $2.3 million) as compared to an operating loss of NIS 13.4 million in the comparable quarter, a decrease of 41.0%. The decrease in operating loss derives from an increase in the gross profit margin and a decrease in expenses.

In the Real Estate segment, the operating profit in this quarter amounted to NIS 3.8 million (U.S. $1.1 million) compared to NIS 6.4 million in the fourth quarter of 2012. The decrease in the operating profit derives from increase in selling, administrative and general expenses.

Changes in fair value of investment property in this quarter the Company recorded a profit in the amount of NIS 31.9 million (U.S. $9.2 million) compared to NIS 18.8 million in the fourth quarter of 2012. This quarter revaluation profits include from completion of the Rechasim commercial center.

Other income (expenses), net other expenses in this quarter amounted to NIS 3.7 million (U.S. $1.1 million) compared to other expenses of NIS 9.2 million in the fourth quarter of 2012.

Share in gains of associates in this quarter amounted to NIS 6.1 million (U.S. $1.8 million) compared to NIS 10.4 million in the corresponding quarter last year.

6

Operating profit in this quarter amounted to NIS 64.0 million (U.S. $18.4 million) (2.3% of revenues) as compared to operating profit of NIS 55.9 million (1.8% of revenues) in the corresponding quarter, an increase of 14.5%. The increase in profit compared to the comparable quarter derives mainly from increase in operating profit and changes in fair value of investment property.

Finance costs, net in this quarter amounted to NIS 44.7 million (U.S. $12.9 million) as compared to net finance costs of NIS 32.1 million in the corresponding quarter. The increase in finance costs, net derives from larger decrease in the CPI in comparable quarter compared to this quarter.

Taxes on income tax expenses in this quarter amounted to NIS 7.1 million (U.S. $2.0 million) as compared to tax expenses of NIS 10.6 million in the comparable quarter last year.

Income (loss) from continuing operation amounted this quarter to NIS 12.2 million (U.S. $3.5 million) compared to a loss of NIS 13.1 million in the comparable quarter. The loss in this quarter attributed to the Company's shareholders amounted to NIS 0.8 million (U.S. $0.2 million) or NIS 0.01 per share (U.S. $0.003) and the income attributed to non-controlling interests amounted to NIS 13.0 million (U.S. $3.7 million).

Net loss from discontinued operation in this quarter amounted to NIS 17.0 million (U.S. $4.9 million) or NIS 0.26 per share (U.S. $0.07) compared to a loss of NIS 11.5 million in the fourth quarter of 2012, which attributed in its entirety to the Company's shareholders.

7

Cash flows for the fourth quarter of 2013

Cash flows from operating activities: Net cash flows used in operating activities amounted to NIS 12.3 million (U.S. $3.5 million) in the fourth quarter of 2013 compared to NIS 140.1 million from operating activities in the comparable quarter last year. The main decrease derives from an increase in working capital needs in the amount of NIS 127.7 million (U.S. $36.8 million) and a decrease in cash flow operating profit of NIS 31.8 million (U.S. $9.1 million).

Cash flows used in investing activities: Net cash flows deriving from investing activities amounted to NIS 41.1 million (U.S. $11.8 million) in this quarter as compared to net cash flows deriving from investing activities of NIS 71.6 million in the comparable quarter. Cash flows used in investing activities in this quarter mainly included the purchase of investment property, property and equipment and intangible assets of total NIS 62.9 million (U.S. $18.1 million), investment in marketable securities, net of NIS 46.8 million (U.S. $13.5 million) offset by collection of long term loans, net of 49.8 million (U.S. $14.4 million) and proceeds from sale of property and equipment of NIS 18.8 million (U.S. $5.4 million). In the fourth quarter of 2012 the cash flows used in investing activities mainly included the purchase of property and equipment, investment property and intangible assets of NIS 51.8 million, grant of long term loans, net of NIS 51.6 million and investment in securities, net in the amount of NIS 4.2 million, offset by a decrease in short term deposits of NIS 22.7 million and proceeds from sale of property and equipment of NIS 11.1 million.

Cash flows used in financing activities: Net cash flows deriving from financing activities amounted to NIS 35.4 million (U.S. $10.2 million) in this quarter as compared to net cash flows used in financing activities of NIS 38.3 million in the corresponding quarter last year. The cash flows deriving from financing activities this quarter mainly included issuance of debentures of NIS 167.8 million (U.S. $48.3 million) and receipt of long term loans of NIS 169.4 million (U.S. $48.8 million) and was offset by repayment of debentures of NIS 114.2 million (U.S. $32.9 million), repayment of long term loans of NIS 101.7 million (U.S. $29.3 million), interest payments of NIS 61.7 million (U.S. $17.8 million), a dividend payment to non-controlling interests of NIS 15.5 million (U.S. $4.5 million) and decrease in short term bank credit of NIS 10.7 million (U.S. $3.1 million). The net cash flows used in financing activities in the fourth quarter of 2012 included mainly the repayment of loans of NIS 95.2 million, interest payments of NIS 67.1 million and repayment of debentures of NIS 32.1 million and was offset by issuance of debentures of NIS 115.2 million, the receipt of long term loans of NIS 31.3 million and increase in short term bank credit of NIS 9.6 million.

8

Results for the year 2013

Gross revenues

Revenues (including government levies) in 2013 amounted to NIS 14,860.9 million (U.S. $4,281.4 million) as compared to revenues of NIS 15,640.3 million in 2012, a decrease of 5.0% mainly from decrease in fuel prices in the Commercial and Fueling sites segment.

Revenues from sales, net

Revenues of the Fueling and Commercial sites segment – amounted in 2013 to NIS 5,140.5 million (U.S. $1,481.0 million) as compared to NIS 5,773.4 million in 2012, a decrease of 11.0%. The main decrease was due to decrease in fuel prices and discontinued sales to the Palestinian Authority and was partly offset from an increase in sales of convenience stores.

Revenues of the Supermarkets segment – amounted in 2013 to NIS 6,329.5 million (U.S. $1,823.5 million) as compared to NIS 6,552.9 million in 2012. The decrease in sales derived from a 4% decline in selling spaces as a result of closing branches and from a decrease of 1.0% in the same store sales (SSS) as compared to 2012.

Revenues of the Non-Food segment – amounted this year to NIS 333.7 million (U.S. $96.1 million) compared to NIS 321.1 million in 2012, an increase of 3.9%. The increase in revenues is mainly due to an increase in sales in the home activity as a result of the transition from franchise to self-operation in Sheshet stores and their conversion to Na’aman stores and was partly offset from decrease in sales of Vardinon stores.

Revenues of the Real Estate segment – amounted this year to NIS 38.4 million (U.S. $11.1 million) compared to NIS 30.6 million in 2012. The increase in rental income in this period mainly derives from increase in rented spaces to external parties.

Gross profit in 2013 amounted to NIS 2,617.5 million (U.S. $754.1 million) (22.0% of revenues) as compared to a gross profit of NIS 2,752.5 million (21.7% of revenues) in 2012. The decrease in the gross profit was mainly due to the decrease in the gross profit in the Supermarkets segment.

In the Fueling and Commercial sites segment, gross profit amounted to NIS 788.6 million (U.S. $227.2 million), (15.3% of revenues) compared to NIS 797.0 million in 2012 (13.8% of revenues). The decrease in the gross profit mainly derived from, discontinued sales to the Palestinian Authority and increased competition in the fueling and commercial site segment and was partly offset from the increased profitability of the convenience stores.

9

In the Supermarkets segment, gross profit amounted to NIS 1,644.7 million (U.S. $473.9 million), (26.0% of revenues) compared to NIS 1,788.6 million in 2012 (27.3% of revenues), a decrease of 8.0%. The decrease in the gross profit is due to the actions taken by the Company to reduce sale margins and from decrease in selling spaces.

In the Non Food segment, gross profit amounted to NIS 149.3 million (U.S. $43.0 million), (44.7% of revenues) compared to NIS 148.3 million in 2012 (46.2% of revenues), an increase of 0.7% that mainly derives from increase in sales and was partly offset from reduction of the gross profit margin resulting from sales to realize Sheshet inventory and a decrease in sales in Vardinon stores.

Selling, general and administrative expenses in 2013 amounted to NIS 2,516.9 million (U.S. $725.1 million) (21.2% of revenues), compared to expenses of NIS 2,576.8 million (20.3% of revenues) in 2012.

In the Fueling and Commercial sites segment, selling, general and administrative expenses amounted to NIS 653.9 million (U.S. $188.4 million) compared to NIS 651.5 million in 2012, an increase of 0.4%.

In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 1,584.3 million (U.S. $456.5 million) compared to expenses of NIS 1,662.4 million in the corresponding period, a decrease of 4.7% in expenses that mainly derives from efficacy measures and decrease in selling spaces.

10

In the Non Food segment, selling, general and administrative expenses amounted to NIS 169.3 million (U.S. $48.8 million) compared to NIS 160.4 million in 2012, an increase of 5.5% in expenses, which mainly derived from the transition from franchise stores to self-operated stores and from an increase in marketing and advertising expenses and was partly offset from efficacy measures.

In the Real Estate segment, selling, general and administrative expenses amounted to NIS 19.8 million (U.S. $5.7 million) compared to NIS 13.4 million in 2012.

Operating profit (before other gains and losses) in 2013 amounted to NIS 100.7 million (U.S. $29.0 million) (0.8% of revenues) as compared to NIS 175.7 million (1.4% of revenues) in 2012, a decrease of 42.7%. The decrease in the operating profit was mainly due to Supermarkets segment.

In the Fueling and Commercial sites segment, operating profit this year amounted to NIS 134.8 million (U.S. $38.8 million) compared to operating profit of NIS 145.5 million in 2012, a decrease of 7.4%. The decrease in operating profit mainly derives from increased competition in the Fueling and Commercial Sites.

In the Supermarkets segment, operating profit in 2013 amounted to NIS 60.4 million (U.S. $17.4 million) compared to operating profit of NIS 126.2 million in 2012, a decrease of 52.1%. The decrease in operating profit derives from actions taken by the Company to reduce the gross profit margin and from decrease in sales and was partly offset from decrease in selling, general and administrative expenses.

In the Non Food segment, operating loss amounted to NIS 20.0 million (U.S. $5.8 million) as compared to an operating loss of NIS 12.1 million in 2012. The increase in loss derived from transition from Sheshet stores to self-operated stores and their conversion to Na'aman stores and realization of Sheshet inventories.

In the Real Estate segment, the operating profit in 2013 amounted to NIS 18.6 million (U.S. $5.4 million) compared to NIS 17.2 million in 2012, an increase of 8.1%. The increase in the operating profit derives from increase in rental income and was partly offset from increase in selling, general and administrative expenses.

Changes in fair value of investment property in 2013 the Company recorded a profit in the amount of NIS 47.6 million (U.S. $13.7 million) compared to a profit of NIS 16.9 million in 2012. The main change in value was recorded in projects in development promoted by the Company.

11

Other income (expenses), net other expenses in 2013 amounted to NIS 21.5 million (U.S. $6.2 million) compared to other income of NIS 4.3 million in 2012. Other expenses in the current period mainly derived from closing branches and their adjustment in Supermarkets segment following the implementation of the strategic plan.

Share in gains of associates this year amounted to NIS 27.2 million (U.S. $7.8 million) compared to NIS 87.1 million in 2012. The decrease in gains compared to 2012, derived from revaluation of the Tel Aviv Mall in 2012 upon the completion of the real estate purchase.

Operating profit in 2013 amounted to NIS 153.9 million (U.S. $44.3 million) (1.3% of revenues) as compared to operating profit of NIS 283.9 million (2.2% of revenues) in 2012, a decrease of 45.8%.

Finance costs, net this year amounted to NIS 254.0 million (U.S. $73.2 million) compared to finance costs of NIS 241.9 million in 2012, an increase of 5%.

Taxes on income tax benefit in 2013 amounted to NIS 12.7 million (U.S. $3.7 million) as compared to tax benefit of NIS 2.9 million in 2012.

Income (loss) from continuing operation in this period loss amounted to NIS 87.4 million (U.S. $25.2 million) compared to an income of NIS 44.8 million in 2012. The loss from continuing operations in 2013 attributed to the Company's shareholders amounted to NIS 115.7 million (U.S. $33.3 million) or NIS 1.75 per share (U.S. $0.50) and the income from continuing operations attributed to non-controlling interests amounted to NIS 28.3 million (U.S. $8.2 million).

Net loss from discontinued operation in this period amounted to NIS 30.0 million (U.S. $8.6 million) or NIS 0.45 per share (U.S. $0.13) compared to a loss of NIS 22.5 million in 2012, which attributed in its entirely to the Company's shareholders.

12

Cash flows for 2013

Cash flows from operating activities: Net cash flow provided by operating activities amounted to NIS 604.7 million (U.S. $174.2 million) in 2013 compared to NIS 502.2 million from operating activities in 2012, an increase of NIS 102.5 million (U.S. $29.5 million). The main increase derives from a decrease in working capital needs following measures taken to reduce customer days and reduction of inventories in the amount of NIS 212.0 million (U.S. $61.1 million) and from tax refunds in 2013 of NIS 44.3 million (U.S. $12.8 million) compared to tax refunds of NIS 18.7 million in 2012 offset by a decrease in cash flow operating profit of NIS 135.0 million (U.S. $38.9 million).

Cash flows used in investing activities: Net cash flows used in investing activities amounted to NIS 270.3 million (U.S. $77.9 million) this year as compared to net cash used in investing activities of NIS 395.3 million in 2012. Cash flows used in investing activities in this period mainly included the purchase of investment property, property and equipment and intangible assets of total NIS 243.6 million (U.S. $70.2 million), investment in securities, net in the amount of NIS 158.9 million (U.S. $45.8 million) and was offset by proceeds from realization of investment property and property and equipment of NIS 72.5 million (U.S. $20.9 million), collection of long term loans net of NIS 38.5 million (U.S. $11.1 million), and interest received of NIS 18.9 million (U.S. $5.5 million). In 2012 the cash flows used in investing activities mainly included the purchase of property and equipment, investment property and intangible assets of NIS 272.4 million, grant of long term loans of NIS 37.6 million, investments and loans to associates of NIS 124.9 million and investment in securities, net, in the amount of NIS 27.2 million.

Cash flows used in financing activities: Net cash flows used in financing activities amounted to NIS 282.5 million (U.S. $81.4 million) in this period as compared to net cash flows deriving from financing activities of NIS 100.5 million in 2012. The cash flows used in financing activities this period mainly included repayment of debentures of NIS 601.1 million (U.S. $173.2 million), repayment of long term loans of NIS 263.2 million (U.S. $75.8 million), decrease in short term bank credit, net, of NIS 301.8 million (U.S. $86.9 million), interest payments of NIS 250.4 million (U.S. $72.1 million) and a dividend payment to non-controlling interests of NIS 30.7 million (U.S. $8.9 million) and was offset by issuance of debentures of NIS 732.2 million (U.S. $210.9 million), receiving long term loans of NIS 392.0 million (U.S. $112.9 million), and acquisition of shares in subsidiaries by non- controlling interests of NIS 50.3 million (U.S. $14.5 million).

The net cash flows provided by financing activities in 2012 included mainly the issuance of debentures of NIS 504.1 million, receipt of long term loans of NIS 226.5 million and increase in short term bank credit, net, in the amount of NIS 177.8 million and was offset by repayment of long term loans of NIS 342.3 million, repayment of debentures of NIS 209.3 million and from interest payments of NIS 253.0 million.

13

Additional Information

1.	Adjusted EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)[4] in the fourth quarter of 2013 adjusted EBITDA was NIS 102.7 million (U.S. $29.6 million) (3.6% of revenues) compared to NIS 96.2 million (3.1% of revenues) in the fourth quarter of 2012.

In 2013 adjusted EBITDA was NIS 420.8 million (U.S. $121.2 million) (3.5% of revenues) compared to NIS 498.5 million (3.9% of revenues) in 2012.

Events during the reporting period

General

a.	Effective January 1, 2013, the Company applies IFRS 11 "Joint Arrangements". The application is retrospective. Jointly controlled entities presented in the past in the consolidated statements using the proportionate consolidation method are presented in these financial statements as part of the associates.

The following presents the effect on the financial statements as of December 31, 2012 and for the period then ended:

4 Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

Adjusted EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, share in gains of associates, depreciation and amortization in addition to share in adjusted EBITDA of equity accounted investees. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. Adjusted EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. Adjusted EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may be available to the use of the company and in addition Adjusted EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and Adjusted EBITDA which is presented in this press release.

14

The effect on the statement of financial position:

	December 31, 2012 (Unaudited)
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Current assets	3,387	(53)	3,334
Non-current assets
Investments in associates	349	577	926
Other non-current assets	5,757	(805)	4,952

Current liabilities	4,074	(80)	3,994
Non-current liabilities	3,813	(182)	3,631

Equity	1,606	(19)	1,587

Effect on the statement of income:

	Year ended December 31, 2012 (Unaudited)
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Revenues, net	12,850	(165)	12,685
Gross profit	2,842	(90)	2,752
Operating profit before changes	184	(8)	176
Share in gains of associates	-	87	87
Increase in fair value of investment property, net	107	(90)	17
Other gains, net	23	(19)	4
Operating profit after changes	314	(30)	284
Finance expenses, net	(246)	4	(242)
Tax benefit (taxes on income)	(16)	19	3
Share in gains of associates	12	(12)	-
Net income from continuing operation	64	(19)	45

The main decrease in the profit for the year ended December 31, 2012 derives from eliminating profit, loss of control in a jointly controlled entity as a result of applying IFRS 11.

15

Effect on the statement of cash flows:

	Year ended December 31, 2012 (Unaudited)
	As previously reported	The effect of retrospective application	As reported after the application of the standard
	NIS in millions

Net cash provided by operating activity	299	203	502
Net cash used in investing activity	(573)	177	(396)
Net cash provided by financing activity	482	(381)	101
Increase in cash and cash equivalents	208	(1)	207
Balance of cash and cash equivalents at the beginning of the year	74	(22)	52
Balance of cash and cash equivalents at the end of the year	282	(23)	259

b.	On March 22, 2013, Mrs. Limor Ganot was appointed as co-CEO of the Company. The appointment is in effect from April 1, 2013.

c.	On April 24, 2013, the Company changed its name from "Alon Holdings Blue Square Israel Ltd" to "Alon Blue Square Israel Ltd".

d.	On May 7, 2013, the Company sold 3.5% of BSRE shares for NIS 49 million. After the sale, the Company holds 74.76% of BSRE's share capital. The difference between the consideration and the carrying cost of NIS 20.9 million after tax effect was directly carried to equity.

e.	The Company resolved to merge BEE group into Mega Retail. The merger is expected to be completed in 2014.

f.	On August 5, 2013, the Law for Change of National Priorities was published in the Official Gazette (Legislative Amendments to Achieve budget targets for 2013 and 2014) - 2013 (hereinafter - the Law) which enacts, among other things, the following amendments:

•	Increase of the corporate tax rate effective with the tax year 2014 and thereafter, the tax rate will increase from 25% to 26.5%.

•	Taxation of revaluation gains distributed as dividends – effective August 1, 2013 and subject to enacting the regulations by the minister of finance, should the Company distributes dividend to its shareholders from revaluation gains, the asset in respect of which revaluation gains were recorded and distributed will be viewed as a sold asset as of the distribution date (notional sale) and therefore these revaluation gains are taxable. Revaluation gains defined in the law as surplus that were not taxable by corporate tax, of the type to be determined by the minister of finance and approved by the finance committee of the Knesset and will be calculated cumulatively from the acquisition date of the asset.

16

In the third quarter of 2013, in which the legislative process was completed, the effect of the law on the Company's deferred tax balances is not material.

The Company may have gains that fall under the definition of revaluation gains, which mainly derive from revaluation of investment properties to fair value. The revaluation gains constitute temporary differences for tax purposes in respect of which, the Company provided deferred taxes, the payment date of which until the change of the law, was upon realization of the asset. Should the Company decide to distribute dividends out of these gains; the impact of the law will result in early tax payment as of the dividend distribution date.

g.	The CFO and the YOU club CEO, Mr. Dror Moran, who served in his position in the Company since 2006, ended his term in the Company after 7 years.

h.	On November 27, 2013 Mr. Yehuda van der Walde was appointed CFO of the Company as of that date.

Fueling and Commercial sites segment

a.	As of December 31, 2013, Dor Alon operated 206 fueling stations and 215 convenience stores in various formats.

b.	In March, 2013, Dor Alon declared a dividend of NIS 20 million (U.S $5.5 million). The Company's share is NIS 15.7 million (U.S $4.3 million). The dividend was paid on April 9, 2013.

c.	In October 2013, Dor Alon declared a dividend of NIS 25 million (U.S $7.1 million), the Company's share is NIS 19.6 million (U.S $5.5 million). The dividend was paid on October 28, 2013.

d.	On November 19, 2013, Dor Alon, via a subsidiary, entered into an agreement to purchase natural gas from the partners in Tamar partnership at a scope of U.S. $85 million (0.36 BCM) over a period of 7 years while committing to a minimum annual quantity. The agreement is subject to obtaining an approval from the Antitrust Authority.

e.	In February 2014, in a joint company owned by equal shares of Dor Alon and a third party, an allocation of land was approved in the southern industrial region of Herzliya, which allows, under the approved urban building scheme, the establishment of a project at a scope of 52,000 square meters, a main area designated for employment. The allocation is subject to several conditions including a payment of capitalized lease fees. The joint company acts to submit an objection on the capitalization fee amount and the continued completion of the transaction with the Land Administration Office.

17

Supermarkets segment

a.	As of December 31, 2013, the Company operated 213 supermarkets divided as follows: Mega in Town - 116; Mega - 19; You - 4; Mega Bool - 42 ;Zol Beshefa - 20; Eden Teva Market - 21 of which 9 Eden within Mega.

b.	As of December 31, 2013, the Company operated branches in a total area of 360,000 sq.m. During 2013, three branches with a total area of 12,600 sq.m were closed, and four branches with a total area of 4,000 sq.m were opened.

Sales per square meter amounted in the fourth quarter of 2013 to NIS 3,986 (U.S. $1,148) compared to NIS 4,210 in the corresponding quarter last year.

Sales per square meter amounted in 2013 to NIS 17,169 (U.S. $4,946) compared to NIS 17,180 in the corresponding period last year.

Non Food segment

a.	As of December 31, 2013, the Company operates 131 branches (of which 16 franchised) according to the following breakdown: Na'aman – 65 stores, Vardinon – 49 stores and Dr. Baby – 17 stores. In July 2013, 18 stores of Sheshet were converted to Na'aman stores and the rest of Sheshet stores were closed by the end of 2013.

b.	Discontinued activity – in view of the Company's resolution from December 2012, to realize Kfar Hasha'shuim (Kfar), the results of Kfar are included in the consolidated statement of operations under "Loss from discontinued operation (after tax)". In February 2014, the sale transaction of Kfar Hasha'shuim was completed, see subsequent events.

Following are the operating results of Kfar for the reported periods:

	Year ended December 31		Three months ended December 31
	2012	2013	2012	2013
	NIS in thousands

Sales	115,214	114,837	24,402	19,130
Gross profit	23,308	23,829	11,404	6,099
Operating (loss)	(12,648)	(8,375)	(5,571)	(5,645)
Net loss included in loss from discontinued operations	(22,468)	(29,994)	(11,465)	(17,028)

18

Real Estate segment

a.	Comverse Building

On January 21, 2013, BSRE entered into an agreement for the sale of half of its rights in the property to Harel Investments, Insurance and Financial Services Ltd. (Harel) in return for NIS 51 million and shall bear 50% of the remaining establishment costs. In addition, BSRE is entitled to an additional consideration for building rights of 2,500 sq.m that were not yet utilized and such consideration will be payable according to a later date according to the agreement. The agreement further determines that if the building rights in the real estate are increased, Harel shall have the option to purchase 50% of these rights at a consideration to be determined according to the value of the rights. A collaboration agreement was signed between BSRE and Harel. The above consideration reflects the fair value of part of the real estate that was realized and therefore, in the first quarter and in the reported period, the Company recorded gain from change in value of investment property of NIS 5.5 million in addition to a gain that was recorded in 2012 in the amount of NIS 4 million.

b.	Cohen Building in Petach Tikva

In November 2012, BSRE granted an option to purchase the property in Petach Tikva subject to various conditions in return for NIS 56 million. On March 6, 2013, the option was exercised and a sale agreement was signed. The purchasers did not comply with the payment terms and in the first quarter of 2014 the sale agreement was cancelled. Accordingly BSRE classified the property to investment property.

c.	Neighborhood commercial center in Rechasim

In the fourth quarter of 2013, BSRE completed the establishment of the neighborhood commercial center designated for commerce and clinics in Rechasim spanning over an area of 2,600 sq.m.

19

d.	Hadar Mall in Jerusalem

In the fourth quarter of 2013, the construction of an additional floor and the upgrade of Hadar Mall in Jerusalem was completed (in which BSRE holds 50% of the rights) with an area of 34,000 sq.m (of which 12,000 sq.m are for commercial purposes and the remaining area is for parking).

e.	Dividend distribution

In March, 2013, BSRE declared a dividend of NIS 50 million (U.S. $13.7 million), the Company's share amounts to NIS 39 million (U.S. $10.7 million). The dividend was paid on April 23, 2013.

In October, 2013, BSRE declared a dividend of NIS 40 million (U.S. $11.3 million), the Company's share amounts to NIS 30 million (U.S. $8.5 million). The dividend was paid on October 28, 2013.

f.	Wholesale market complex

Financing and financial services agreement

On June 26, 2013, Tel Aviv Lev Towers Ltd. (the residence company) a company held 49.5% by BSRE, and the Tel Aviv Mall Ltd. (the mall company) a company held 50% by BSRE, (the purchasers) entered into financing agreement with banks according to which the banks will extend financing and credit facilities to the residence company in a total scope of up to NIS 2 billion mainly for granting guarantees under the sale law to the apartment purchasers and financing and credit lines of up to NIS 450 million to the mall company for completing the construction of the mall basements and foundation. The credit lines are to be paid on March 31, 2016 (the final payment date) and will bear an annual interest of Prime + 2%.

The mall company may repay the entire credit by an early payment subject to the conditions stated in the financing agreement.

Under the agreement with the banks grounds for immediate payment were determined.

To secure the liability of the residence company, BSRE provided a constant guarantee of NIS 25 million. To secure the liability of the mall company, BSRE provided a constant guarantee of NIS 50 million. In addition, the purchasers committed that the surplus accumulated in the residential project after the full credit repayment, will serve as collateral to repay the credit of the mall company.

20

The financing agreement further contains a number of conditions for the entry of the agreement into effect, among others, recording mortgage, liens and a warning note in favor of the banks.

On August 8, 2013, the financing agreements came into force and effect and the residence company repaid a loan provided by a bank, which is one of the financing parties under the agreement, against release of advance receipts from apartment purchasers for the full amount of the loans, which upon entry into force of the financing agreement, were held in deposits.

As of December 31, 2013, the mall company used NIS 334.4 million out of the credit line for repaying loans taken from a bank, which is one of financing parties under the agreement.

Building permit

On August 12, a building permit to construct the mall, commercial spaces and the sport center was received.

Sale agreements with apartment purchasers

On or about the date of issuing the report, the residence company entered into commitment for 677 sale agreements with a scope of NIS 1,641 million (including VAT) and received advances of NIS 962 million (including VAT).

Issuance of bonds

a.	On January 31, 2013, the bonds series of Dor Alon (Series C and D) were expanded by a private offering of NIS 21 million par value of bonds (Series C) to institutional investors for 97.95% of their par value, reflecting a return of 5.3% and NIS 129 million par value of bonds (Series D) for 103.8% of their par value, reflecting a return of 5.2%.

b.	On May 20, 2013 the bonds series of BSRE (Series D) was expanded by a private offering of NIS 76 million par value of bonds (Series D) to institutional investors for 117.9% of their par value, reflecting a return of 2.8%.

c.	On July 10, 2013 the bonds series of the Company (Series C) was expanded by a private offering of NIS 100 million par value of bonds (Series C) to institutional investors for 99.3% of their par value, reflecting a return of 3.9%.

d.	On July 11, 2013 the bonds series of BSRE (Series D) was expanded by a private offering and public offering of NIS 167 million par value of bonds (Series D) to institutional investors and the public for 117.2% of their par value, reflecting a return of 2.6%.

21

e.	On August 7, 2013, the bonds series of BSRE (Series D) was expanded by a public offering of NIS 33 million par value of bonds (Series D) for 117.8% of their par value, reflecting a return of 2.7%.

f.	On October 30, 2013, BSRE issued by a public offering new bond series (Series E) of NIS 121.7 million par value for their par value of NIS 120.7 million (net of issuance expenses), reflecting of a return of 3.5%. The bonds are payable in six annual installments effective from 2018, where the first four installments will represent 7.5% of the par value of the bonds and the last two installments will represent 35% of the par value of the bonds. The bonds are linked (principal and interest) to the CPI and bear annual interest of 3.3% payable in semi-annual payments in May and November effective from May 2014. The bonds are listed for trade and were rated by Midroog with the rating of A1 with a stable outlook. According to the deed of trust, BSRE committed to comply with certain financial covenants.

g.	On November 15, 2013, the bonds series of the Company (Series C) was expanded by a private offering of NIS 62 million par value of bonds (Series C) to institutional investors for 103% of their par value, reflecting a return of 3.3%. Approximately 25% of the total expansion consideration was received from subsidiaries.

h.	On January 27, 2014, BSRE completed the exchange of NIS 200 million par value of bonds (Series B) (recorded in the books at a liability value of NIS 238 million) pursuant to a partial exchange tender offer against an expansion of bonds (Series E) at a par value of NIS 265 million. The exchange had no effect on the statement of profit or loss.

i.	On March 18, 2014, Midroog ratified the rating of P1 for commercial securities of the Company and also lowered the rating of bonds Series A and C of the Company to A3 stable. In addition, Midroog approved for the Company the issuance of bonds at a scope of NIS 150 million by expanding Series C or a new series.

22

Post balance sheet events

a.	On February 23, 2014, an ordinary purchase offer of BSRE was completed for the purchase of 7.8% of its issued and outstanding share capital for NIS 160 million. The purchase offer was responded by 99.2% of BSRE shareholders including the Company. The Company's share in the purchase offer's consideration was NIS 120 million. The holding rate of the Company in BSRE, after the purchase offer, is 74.71%.

b.	In February 2014, BEE group completed the sale of 65% of its holdings in Kfar Hasha'shuim for NIS 13 million which will be payable under the terms of the agreement. BEE group granted the purchaser an option to purchase in two years from consummating the transaction its remaining holdings in Kfar and the purchaser granted an option to sell him the remaining investment at the end of the two years and for six months.

The Company will continue to provide in favor of Bank Hapoalim a comfort letter for the balance of the credit facility of Kfar Hasha'shuim and at the same time the purchaser signed the collateral in respect of the account. In addition, the purchaser committed to decrease every year the debt to the bank and upon the completion of the purchase of all shares by the purchaser, the comfort letter in favor of the bank will expire.

23

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at December 31, 2013: U.S. $1.00 equals NIS 3.471. The translation was made solely for the convenience of the reader.

###

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in four reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 78.43% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 206 petrol stations and 215 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 213 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Blue Square, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 74.71% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

24

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the effect of the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2012.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

25

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013

(UNAUDITED)

				Convenience translation
	January 1,	December 31,		December 31,
	2012*	2012*	2013	2013
	NIS			U.S. dollars
	In thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	53,612	261,674	322,579	92,936
Investment in securities	300,053	325,313	498,779	143,699
Short-term bank deposits	101,312	96,146	93,803	27,025
Trade receivables	1,549,853	1,415,828	1,221,932	352,040
Other accounts receivable including current maturities of loans receivable	288,940	271,258	286,661	82,587
Derivative financial instruments	2,543	-	792	228
Assets classified as held for sale	3,610	94,216	-	-
Assets of disposal groups classified as held for sale	-	133,915	99,166	28,570
Income taxes receivable	122,921	90,882	25,223	7,267
Inventories	667,203	644,809	602,013	173,441
	3,090,047	3,334,041	3,150,948	907,793

NON-CURRENT ASSETS:
Investments accounted for using equity method	748,112	926,645	962,767	277,375
Derivative financial instruments	896	1,790	5,517	1,589
Real estate inventories	100,035	106,064	106,780	30,763
Investments in securities	29,947	45,397	60,259	17,361
Loans receivable, net of current maturities	193,092	203,506	166,926	48,092
Property and equipment, net	2,756,094	2,651,678	2,535,084	730,361
Investment property	482,331	539,466	770,490	221,979
Intangible assets, net	1,303,190	1,256,611	1,203,725	346,795
Other long-term receivables	36,773	33,251	32,612	9,396
Deferred taxes	98,493	114,805	167,376	48,221
	5,748,963	5,879,213	6,011,536	1,731,932
Total assets	8,839,010	9,213,254	9,162,484	2,639,725

26

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013

(UNAUDITED)

				Convenience translation
	January 1,	December 31,		December 31,
	2012*	2012*	2013	2013
	NIS			U.S. dollars
	In thousands
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit and loans from banks and others	988,601	1,129,526	829,812	239,070
Current maturities of debentures and convertible debentures	212,726	556,188	610,354	175,844
Current maturities of long-term loans from banks	308,059	247,581	251,089	72,339
Trade payables	1,224,894	1,228,013	1,235,627	355,986
Other accounts payable and accrued expenses	696,724	628,915	637,258	183,595
Customers' deposits	27,733	28,011	28,469	8,202
Derivative financial instruments	2,814	17,566	6,484	1,868
Income taxes payable	6,310	10,124	3,199	922
Provisions	75,989	60,578	59,190	17,053
Liabilities of disposal groups classified as held for sale	-	87,794	85,556	24,649
	3,543,850	3,994,296	3,747,038	1,079,528

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	1,226,113	1,134,436	1,273,571	366,918
Convertible debentures, net of current maturities	118,826	90,402	61,486	17,714
Debentures, net of current maturities	2,034,047	2,048,829	2,208,228	636,193
Other liabilities	160,495	142,016	129,292	37,249
Derivative financial instruments	16,701	6,382	2,847	820
Liabilities in respect of employee benefits, net of amounts funded	61,041	69,457	71,304	20,543
Deferred taxes	131,711	139,887	183,703	52,925
	3,748,934	3,631,409	3,930,431	1,132,362
Total liabilities	7,292,784	7,625,705	7,677,469	2,211,890

EQUITY:

Ordinary shares of NIS 1 par value	79,881	79,881	79,881	23,014
Additional paid-in capital	1,219,279	1,219,279	1,219,279	351,276
Other reserves	(9,672)	9,245	34,575	9,961
Accumulated deficit	(106,434)	(129,666)	(279,611)	(80,556)
	1,183,054	1,178,739	1,054,124	303,695
Non-controlling interests	363,172	408,810	430,891	124,140
Total equity	1,546,226	1,587,549	1,485,015	427,835
Total liabilities and equity	8,839,010	9,213,254	9,162,484	2,639,725

* Retroactive application, see events during the reporting period

27

ALON BLUE SQUARE ISRAEL LTD.
CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2013

(UNAUDITED)

					Convenience
					translation for
	Year ended		Three months		the year ended
	December 31,		ended December 31,		December 31,
	2012*	2013	2012*	2013	2013
	NIS				U.S. dollars
	In thousands (except per share data)
Revenues	15,640,331	14,860,869	3,794,712	3,607,250	4,281,437
Less – government levies	2,955,154	2,974,529	717,111	770,308	856,966
Net revenues	12,685,177	11,886,340	3,077,601	2,836,942	3,424,471
Cost of sales	9,932,721	9,268,832	2,418,977	2,205,334	2,670,363
Gross profit	2,752,456	2,617,508	658,624	631,608	754,108
Selling, general and administrative expenses	2,576,770	2,516,855	641,094	601,874	725,110
Operating profit before other gains and losses and changes in fair value of investment property	175,686	100,653	17,530	29,734	28,998
Other gains	10,822	3,049	9,224	2,938	878
Other losses	(6,544)	(24,567)	-	(6,616)	(7,077)
Increase in fair value of investment property, net	16,874	47,589	18,757	31,902	13,710
Share in gains of associates	87,060	27,211	10,359	6,056	7,840
Operating profit	283,898	153,935	55,870	64,014	44,349
Finance income	83,002	78,168	15,394	15,465	22,520
Finance expenses	(324,930)	(332,184)	(47,527)	(60,183)	(95,703)
Finance expenses, net	(241,928)	(254,016)	(32,133)	(44,718)	(73,183)
Income (loss) before taxes on income	41,970	(100,081)	23,737	19,296	(28,834)
Taxes on income (tax benefit)	(2,863)	(12,667)	10,631	7,104	(3,649)

Net income (loss) from continued operations	44,833	(87,414)	13,106	12,192	(25,185)
Loss from discontinued operation	22,468	29,994	11,465	17,028	8,641
	22,365	(117,408)	1,641	(4,836)	(33,826)
Attributable to:
Equity holders of the Company	(17,907)	(145,695)	(8,515)	(17,829)	(41,976)
Non-controlling interests	40,272	28,287	10,156	12,993	8,150

Earnings per ordinary share or ADS attributable to equity holders of the company
Basic and fully diluted
Continuing operations	0.07	(1.75)	0.04	(0.01)	(0.50)
Discontinued operations	(0.34)	(0.45)	(0.17)	(0.26)	(0.13)
	(0.27)	(2.20)	(0.13)	(0.27)	(0.63)
Weighted average number of shares or ADSs used for computation of earnings per share:
Basic and fully diluted	65,954	65,954	65,954	65,954	65,954

28

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2013

(UNAUDITED)

					Convenience
					translation
	Year ended		Three months ended		for the year ended
	December 31,		December 31,		December 31,
	2012*	2013	2012*	2013	2013
	NIS				U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) before taxes on income from continuing operations	41,970	(100,081)	23,737	19,296	(28,834)
Net loss from discontinued operation	(17,468)	(29,994)	(6,465)	(17,028)	(8,641)
Income tax (paid) received, net	18,714	44,258	(9,714)	(2,635)	12,751
Adjustments for cash generated from operations	458,957	690,511	132,568	(11,903)	198,938
Net cash provided by (used in) operating activities	502,173	604,694	140,126	(12,270)	174,214
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(164,458)	(140,007)	(25,403)	(38,387)	(40,336)
Purchase of investment property	(64,546)	(91,041)	(20,894)	(23,561)	(26,229)
Purchase of intangible assets	(43,392)	(12,556)	(5,511)	(940)	(3,617)
Proceeds from collection of (investment in) short-term bank deposits	5,166	2,343	22,732	(1,725)	675
Proceeds from sale of property and equipment	20,139	21,186	11,121	18,765	6,104
Proceeds from sale of investment property	3,610	51,279	-	-	14,774
Proceeds from sale of marketable securities	197,604	220,264	42,812	73,722	63,458
Investment in marketable securities	(224,808)	(379,150)	(46,964)	(120,510)	(109,234)
Investment and loans to associates	(124,879)	(36,685)	(50,845)	(29,455)	(10,569)
Grant of long term loans	(37,585)	(24,258)	(1,691)	(1,382)	(6,989)
Collection of long-term loans	13,524	99,435	916	80,664	28,647
Interest received	24,349	18,923	2,104	1,714	5,452
Net cash used in investing activities	(395,276)	(270,267)	(71,623)	(41,095)	(77,864)
29

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2013

(UNAUDITED)

					Convenience
					translation
	Year ended		Three months ended		for the year ended
	December 31,		December 31,		December 31,
	2012*	2013	2012*	2013	2013
	NIS				U.S. dollars
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid to non-controlling interests	-	(30,723)	-	(15,505)	(8,850)
Issuance of debentures	504,136	732,185	115,194	167,818	210,944
Repayment of debentures	(209,321)	(601,147)	(32,130)	(114,217)	(173,191)
Receipt of long-term loans	226,478	392,000	31,309	169,386	112,936
Repayment of long-term loans	(342,314)	(263,151)	(95,158)	(101,682)	(75,814)
Short-term credit from banks and others	177,795	(301,789)	9,603	(10,657)	(86,946)
Transactions with non-controlling interests in subsidiary without loss of control	(467)	50,338	-	2,046	14,502
Settlement of forward contracts	(2,808)	(9,768)	-	(51)	(2,814)
Interest paid	(252,955)	(250,417)	(67,153)	(61,693)	(72,145)
Net cash provided by (used in) financing activities	100,544	(282,472)	(38,335)	35,445	(81,378)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	207,441	51,955	30,168	(17,920)	14,972
Translation differences on cash and cash equivalents	(1)	(9)	(47)	15	(3)
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	51,605	259,045	228,924	328,896	74,631
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	259,045	310,991	259,045	310,991	89,600
30

(Continued - 2)

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2013

(UNAUDITED)

					Convenience
					translation for
	Year ended		Three months		the year ended
	December 31,		ended December 31,		December 31,
	2012*	2013	2012*	2013	2013
	NIS				U.S. dollars
	In thousands

(a) Net cash provided by operating activities:
Adjustments for:
Depreciation and amortization	278,514	269,141	70,520	66,397	77,540
Increase in fair value of investment property, net	(16,874)	(47,589)	(18,757)	(31,902)	(13,710)
Share in profit of associates	(87,060)	(27,211)	(10,359)	(6,056)	(7,840)
Dividend received	41,544	10,030	23,349	1,280	2,890
Share based payment	(493)	(151)	(1,815)	-	(44)
Gain from sale and disposal of property and equipment, net	(14,684)	(2,631)	(15,679)	(8,897)	(758)
Provision for impairment of property and equipment, net	-	20,912	-	14,500	6,025
Gain from changes in fair value of derivative financial instruments	(1,437)	(8,675)	(1,257)	(5,934)	(2,499)
Linkage differences on monetary assets, debentures, loans and other long term liabilities	29,208	59,929	(16,378)	998	17,266
Employee benefit liability, net	2,246	(7,631)	1,795	(5,042)	(2,199)
Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	1,622	(11,265)	(3,344)	(5,708)	(3,245)
Interest paid, net	227,186	224,462	65,982	57,672	64,668
Changes in operating assets and liabilities:
Investment in real estate inventories	(3,070)	(2,717)	(1,000)	(1,001)	(783)
Decrease in trade receivables and other accounts	67,550	169,936	404,669	213,655	48,959
Increase (decrease) in trade payables and other accounts payable	(53,335)	(9,850)	(379,174)	(286,936)	(2,838)
Decrease (increase) in inventories	(11,960)	53,821	14,016	(14,929)	15,506
	458,957	690,511	132,568	(11,903)	198,938

(b) Supplementary information on investing and financing activities not involving cash flows:
Purchase of property and equipment on credit	27,866	48,249	27,866	48,249	13,901
Realization of property and equipment	11,000	-	11,000	-	-
31

ALON BLUE SQUARE ISRAEL LTD.

NET LIABILITIES

(UNAUIDITED)

			Convenience
			translation
	December 31,		December 31,
	2012	2013	2013
	NIS		U.S. dollars
	In thousands
	Alon Blue Square*

Cash and cash equivalence	2,039	36,974	10,652
Investment in securities	68,429	135,322	38,986
Total assets	70,468	172,296	49,638
Short term and Long-term debt:
Short term loans from banks	166,947	167,748	48,328
Current maturities of debentures	92,788	112,641	32,452
Commercial papers	87,837	120,403	34,688
Long term loans from banks	156,639	141,894	40,880
Debentures	177,095	226,147	65,153
Total long-term debt	681,306	768,833	221,501
Equity:
Equity attributable to equity holders of the company:	1,178,739	1,054,124	303,695
Total debt, net	(610,838)	(596,537)	(171,863)

*	Net of grant of loans or loans received from subsidiaries

32

ALON BLUE SQUARE ISRAEL LTD.

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND ADJUSTED EBITDA

FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2013

(UNAUDITED)

					Convenience
					translation for
	Year ended		Three months		the year ended
	ended December 31,		ended December 31,		December 31,
	2012*	2013	2012*	2013	2013
	NIS in thousands				U.S. dollars in thousands

Net income (loss) from continuing operations	44,833	(87,414)	13,106	12,192	(25,185)
Tax on income (tax benefit)	(2,863)	(12,667)	10,631	7,104	(3,649)
Share in gains of associates	(87,060)	(27,211)	(10,359)	(6,056)	(7,840)
Share in adjusted EBITDA of equity accounted investees	44,792	51,125	10,010	6,545	14,729
Finance expenses, net	241,928	254,016	32,133	44,718	73,183
Other losses, net	(4,278)	21,518	(9,224)	3,678	6,199
Changes in fair value of investment property	(16,874)	(47,589)	(18,757)	(31,902)	(13,710)
Depreciation and amortization	278,514	269,141	70,520	66,397	77,540
Share based payment	(493)	(151)	(1,815)	-	(44)
Adjusted EBITDA	498,499	420,768	96,245	102,676	121,223

33

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE MONTH PERIOD AND YEAR ENDED DECEMBER 31, 2013

(UNAUDITED)

Note 1 - Segment reporting

The Company includes segment information according to IFRS 8. The reporting is based on the Company's organizational structure, the internal reporting, the allocation of resources and the decision-making process. The Company presents four reporting segments: Supermarkets – food retail, Fueling and Commercial sites, Non-Food Retail and Wholesale, Real Estate in addition to other segment which includes mainly Cellular activity and the Company's share in the issuance and clearance activity of credit cards. The segments' results include the operating profit before financial expenses from continuing operations, including the company's share in gains of associates and excluding impairment of goodwill. The segments' results for prior periods were adjusted4 in order to reflect the segment's results and the adjustment to the results in the consolidated report for those periods from continuing operations.

The Company's operating segments consist of the following:

(1)	Fueling and commercial sites – Through its subsidiary Dor-Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The fueling and commercial sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of cost arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the consolidated operating profit.

(2)	Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of December 31, 2013, Mega Retail operated 213 supermarkets. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices).

(3)	Non-Food (Retail and Wholesale) – Mostly through its subsidiary, BEE Group Retail Ltd. ("BEE Group"), the Company is engaged in non-food retail and wholesale activities. As of December 31, 2013, 131 non-food retail outlets operate, some through franchisees, with specialties in houseware and home textile, toys, leisure, and infant. This segment also includes properties owned through Blue Square Real Estate ("BSRE") which are used by the segment.

(4)	Real Estate – Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project.

(5)	Others – Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

4 The adjustments include retrospective applications of IFRS 11 "Joint Arrangements" (the Company's share in previously consolidated companies by the proportionate method in the Company's consolidated financial statements and their results are presented now under the Company's share in gains (losses) of associates and are included in this report in segment results)

34

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE MONTH PERIOD AND YEAR ENDED DECEMBER 31, 2013

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Three months ended December 31, 2013
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	1,243,066	1,495,394	77,286	9,233	11,963	-	2,836,942
Inter segment revenues	12,712	-	6,631	-	2,577	(21,920)	-
Gross profit (loss)	195,597	393,054	33,600	9,233	(229)	353	631,608
Depreciation and amortization	22,041	38,350	3,112	-	1,138	1,756	66,397
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	27,212	28,696	(7,866)	3,800	(7,449)	(8,425)	35,968
Segment profit	26,147	26,921	(8,247)	39,252	(1,063)	(12,762)	70,248
Unallocated corporate expenses							(6,234)
Financial expenses, net							(44,718)
Income before taxes on income							19,296

	Three months ended December 31, 2012
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	1,398,748	1,588,375	76,966	8,580	4,932	-	3,077,601
Inter segment revenues	11,515	-	3,409	-	-	(14,924)	-
Gross profit (loss)	181,682	440,939	30,351	8,580	(3,499)	571	658,624
Depreciation and amortization	22,763	39,926	3,108	-	2,099	2,624	70,520
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	14,538	38,668	(13,369)	6,370	(13,392)	(10,267)	22,548
Segment profit	16,201	48,695	(13,124)	24,295	(4,351)	(10,828)	60,888
Unallocated corporate expenses							(5,018)
Financial expenses, net							(32,133)
Income before taxes on income							23,737

35

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE MONTH PERIOD AND YEAR ENDED DECEMBER 31, 2013

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Year ended December 31, 2013
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	5,140,486	6,329,469	333,691	38,369	44,325	-	11,886,340
Inter segment revenues	39,385	-	27,467	-	2,577	(69,429)	-
Gross profit (loss)	788,619	1,644,695	149,302	38,369	(4,547)	1,070	2,617,508
Depreciation and amortization	88,142	157,605	11,820	-	4,551	7,023	269,141
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	134,751	60,437	(20,027)	18,604	(35,296)	(33,792)	124,677
Segment profit	138,566	43,937	(21,239)	75,015	(11,745)	(46,575)	177,959
Unallocated corporate expenses							(24,024)
Financial expenses, net							(254,016)
Loss before taxes on income							(100,081)

	Year ended December 31, 2012
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment revenues	5,773,398	6,552,909	321,116	30,569	7,185	-	12,685,177
Inter segment revenues	41,197	-	29,458	-	-	(70,655)	-
Gross profit (loss)	796,994	1,788,614	148,348	30,569	(11,570)	(499)	2,752,456
Depreciation and amortization	87,805	167,464	11,438	-	2,099	9,708	278,514
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	145,527	126,231	(12,072)	17,197	(33,628)	(43,301)	199,954
Segment profit	149,534	137,036	(15,450)	99,302	(9,887)	(52,369)	308,166
Unallocated corporate expenses							(24,268)
Financial expenses, net							(241,928)
Income before taxes on income							41,970

36

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE MONTH PERIOD AND YEAR ENDED DECEMBER 31, 2013

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Year ended December 31, 2013
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Adjustments	Total consolidated
	U.S. dollars in thousands

Net segment revenues	1,480,981	1,823,529	96,137	11,054	12,770	-	3,424,471
Inter segment revenues	11,347	-	7,913	-	742	(20,002)	-
Gross profit (loss)	227,202	473,839	43,014	11,054	(1,310)	309	754,108
Depreciation and amortization	25,394	45,406	3,405	-	1,311	2,024	77,540
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	38,822	17,412	(5,770)	5,360	(10,169)	(9,736)	35,919
Segment profit	39,921	12,658	(6,119)	21,612	(3,384)	(13,418)	51,270
Unallocated corporate expenses							(6,921)
Financial expenses, net							(73,183)
Loss before taxes on income							(28,834)

37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

March 27, 2014	By:	/s/ Ortal Klein
Ortal Klein, Adv.
Corporate Secretary

38